UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, Par Value $.006 Per Share
(Title of Class of Securities)

36113E107
(CUSIP Number)

Li Fu Wise Sun Investments Ltd. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027 China (86) 411 8777 7777	Donald Yang Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1988

With copies to:

Michael V. Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 China (86) 10 6535 5599	Akiko Mikumo Weil, Gotshal & Manges LLP 29/F Gloucester Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 3476 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Upland Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,050 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

This Schedule 13D/A (“Schedule 13D/A”) is filed jointly by Li Fu (“Mr. Fu”), Wise Sun Investments Ltd. (“Wise Sun”), AGC ASIA 3 LTD. (“AGC Asia 3”), Abax Global Capital (Hong Kong) Limited (“Abax HK”), Abax Lotus Ltd. (“Abax Lotus”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), Abax Global Capital (“AGC”) and Xiang Dong Yang (“Mr. Yang”; collectively with Mr. Fu, Wise Sun, AGC Asia 3 Abax HK, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member and AGC, the “Reporting Persons”).  This Schedule 13D/A represents: (i) for Mr. Fu and Wise Sun, Amendment No. 3 to the statement on Schedule 13D with respect to the Company filed jointly by Mr. Fu and Dalian Fushi Enterprises Group Company, Ltd. with the SEC on January 13, 2006, as amended and supplemented by Amendments No. 1 and 2 jointly filed by Mr. Fu and Wise Sun with the SEC on February 10, 2009 and November 4, 2010, respectively, and (ii) for Mr. Yang, AGC Asia 3 and Abax HK, Amendment No. 1 to the initial statement on Schedule 13D with respect to the Company filed on November 4, 2010 by Mr. Yang, AGC Asia 3 and Abax HK.  This Schedule 13D/A represents the initial statement on Schedule 13D filed by Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member and AGC with respect to the Company.  “Abax Parties” refers, collectively, to Mr. Yang, Abax HK, AGC Asia 3, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member and AGC.

Item 2.           Identity and Background

The information set forth in this Item 2 shall be deemed to supplement Item 2 of the Schedule 13D/A filed by Mr. Fu, Wise Sun, AGC Asia 3 and Abax HK on November 4, 2010 (the “November Schedule 13D/A”).

(a) This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons.  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.08.

(b) Each of Abax Lotus’, Global Fund’s, Upland’s, Arhat’s, Upland Managing Member’s, AGC’s, and each Abax Person’s (as defined below in Item 2(c)) business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

(c) The information set forth below in this Item 2(c) shall be deemed to amend and restate in its entirety the third paragraph of Item 2(c) in the November Schedule 13D/A.

Global Fund is the sole shareholder of Abax Lotus. Arhat and Upland together hold 100% of Global Fund. AGC is the managing shareholder of Arhat and sole shareholder of Abax HK, while Upland Managing Member is the managing member of Upland. Abax HK is the investment advisor to AGC, Arhat, Upland, Global Fund, Abax Lotus, and AGC Asia 3 and is an asset manager focused on Asian private and public investments with an emphasis on Greater China.

Mr. Yang is the ultimate controlling person of AGC and Upland Managing Member and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) all shares of Common Stock that are owned beneficially and directly by Abax Lotus.  Mr. Yang is the ultimate controlling shareholder of Abax HK and may be deemed to beneficially own the shares owned by AGC Asia 3.  Each of Arhat, Upland, AGC, Upland Managing Member, Abax HK, Global Fund and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

The name, title, present principal occupation or employment of each of the Abax Parties’ directors and executive officers, each of whom is an “Abax Person,” is set forth below:

For Abax HK and AGC:

Name	Occupation/Position	Entity
Mr. Yang	President, Chief Investment Officer and Director	Abax HK and AGC
Mr. Frank Feng Qian	Chief Risk Officer and Director	Abax HK and AGC
Mr. William Hoi Hin Chan	Managing Director	Abax HK and AGC
Mr. John Lu Goh	Managing Director	Abax HK and AGC
Mr. Richard Yee	General Counsel and Compliance Officer	Abax HK and AGC

For Abax Lotus, Global Fund, Arhat, and Upland Managing Member:

Name	Occupation/Position	Entity
Mr. Yang	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member
Mr. Frank Feng Qian	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member
Mr. Ron Silverton	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member
Mr. Xiaoxin Chen	Director	Abax Lotus, Global Fund, Arhat, Upland Managing Member

For AGC Asia 3:

Mr. Yang	Director	AGC Asia 3
Mr. Frank Feng Qian	Director	AGC Asia 3

(d)  During the past five years, none of Abax Lotus, Global Fund, Arhat, Upland, Upland Managing Member and AGC nor any officer, director or control person of such has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none of Abax Lotus, Global Fund, Arhat, Upland, Upland Managing Member and AGC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Abax Lotus is a Cayman Islands domiciled exempted company; Global Fund is a Cayman Islands domiciled exempted company; Upland is a Delaware limited liability company; Arhat is a Cayman Islands domiciled exempted company; Upland Managing Member is a Cayman Islands domiciled exempted company; AGC is a Cayman Islands domiciled exempted company; Mr. William Hoi Hin Chan is a citizen of Hong Kong; Mr. John Lu Goh is a citizen of Singapore; Mr. Richard Yee is a citizen of the United States; Mr. Ron Silverton is a citizen of the United States; and Mr. Xiaoxin Chen is a citizen of the People’s Republic of China.

Item 4.           Purpose of Transaction

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the Schedule 13D/A filed by the Reporting Persons on November 4, 2010.

On February 28, 2011, Mr. Fu and Abax HK entered into a letter agreement to terminate the Consortium Agreement in its entirety (the “Consortium Termination Agreement”).  Pursuant to the Consortium Termination Agreement, Mr. Fu will no longer have an exclusive relationship with Abax HK in pursuing the Acquisition, and will be free to seek alternative equity financing arrangements for the Acquisition should he determine to do so.  Notwithstanding the Consortium Termination Agreement, Mr. Fu may continue to work with Abax HK toward developing a proposal for an Acquisition; however, no assurances can be given that any agreement with Abax HK or the Company relating to the proposed Acquisition will be entered into or be consummated.

The references to the Consortium Termination Agreement in this Schedule 13D/A are qualified in their entirety by reference to the Consortium Termination Agreement itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

On February 28, 2011, Mr. Fu and Abax HK each entered into a confidentiality and standstill agreement with the Company (each a "Confidentiality Agreement"), whereby Mr. Fu and Abax HK agreed, among other things, to keep confidential any nonpublic information provided to them for the purposes of evaluating and/or consummating an Acquisition.

The terms of the Confidentiality Agreements further include that without the prior written consent of the special committee of the Board (the “Special Committee”), neither Mr. Fu nor Abax HK will enter into any agreement or arrangement with a potential debt financing source to restrict it from providing debt financing to any other potential purchaser of all or any part of the Company.  In addition, for a period of eighteen months after the date of the Confidentiality Agreements, except with the written consent of the Special Committee, neither Mr. Fu nor Abax HK or Mr. Yang (including any affiliate in which Abax HK or Mr. Yang owns a controlling interest) will, with respect to the Company and its affiliates, in any manner (a) participate in,  propose or encourage (i) any acquisition of securities or assets; (ii) any tender offer, merger or other business combination; (iii) any recapitalization, restructuring, dissolution or other extraordinary transaction; or (iv) any "solicitation" of "proxies"; (b) form, join or participate in a "group", except for any group identified in this Schedule 13D/A, with respect to any voting securities; (c) otherwise act, alone or in concert with others, to seek to control, advise, change or influence the management, Board, shareholders, policies or affairs; (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (e) make any public disclosure, or take any action that might force the Company, the Special Committee, or any other person to make any public disclosure regarding these matters.  However, the Reporting Persons and their representatives are authorized by the Special Committee to engage in non-exclusive discussions with each other in connection with submitting a transaction proposal to the Special Committee consistent with the terms attached to the Confidentiality Agreements; provided that the Special Committee may at any time and in its sole discretion, revoke such authorization.  Mr. Fu further agreed that he will reasonably cooperate with the due diligence investigation of the Company by the Special Committee's financial and legal advisors.

The references to Confidentiality Agreements in this Schedule 13D/A are qualified in their entirety by reference to the Confidentiality Agreements themselves, which are attached hereto as Exhibits and incorporated by reference as if set forth in their entirety.

Item 5.           Interest in Securities of the Company

The information set forth in this Item 5 shall be deemed to amend and restate in their entirety the sixth and seventh paragraphs of Item 5(a)-(b) as well as Item 5(c) of the November Schedule 13D/A.

Paragraph 6

On February 28, 2011, AGC Asia 3 transferred all of its 205,050 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock, to Abax Lotus, which now holds these 205,050 shares of Common Stock.  Abax HK is the investment advisor to both AGC Asia 3 and Abax Lotus.  Mr. Yang is a director of Abax HK and Abax Lotus, as well as the Chief Investment Officer, President and ultimate controlling shareholder of Abax HK.  Abax HK and Mr. Yang therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus.

Paragraph 7

By virtue of their actions to pursue the Acquisition as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 11,320,705 shares of Common Stock, which represents approximately 29.9% of the outstanding Common Stock.  Each of the Abax Parties and Mr. Yang disclaims any beneficial ownership of such shares held by Mr. Fu and Wise Sun.  Each of Mr. Fu and Wise Sun disclaims beneficial ownership of such shares held by the Abax Parties and Mr. Yang.

Item 5(c)

To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Issuer during the past sixty (60) days, except that AGC Asia 3 transferred 205,050 shares of Common Stock to Abax Lotus for consideration of $9.64 per share, the closing price of the shares on January 31, 2011.  Abax HK is the investment advisor to both AGC Asia 3 and Abax Lotus.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The information set forth in this Item 6 shall be deemed to amend and restate in its entirety the third paragraph of Item 6 of the November Schedule 13D/A.

Abax HK is the investment advisor to Abax Lotus.  Mr. Yang is a director of Abax HK and Abax Lotus, as well as the Chief Investment Officer, President and ultimate controlling shareholder of Abax HK.  Abax Lotus, Abax HK and Mr. Yang therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by Abax Lotus.

Item 7.           Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Schedule 13D/A:

Exhibit 7.05	Consortium Termination Agreement by and among Mr. Li Fu and Abax Global Capital (Hong Kong) Limited, dated February 28, 2011

Exhibit 7.06	Confidentiality Agreement dated February 28, 2011 by and among Fushi Copperweld, Inc., its Special Committee and Mr. Li Fu

Exhibit 7.07	Confidentiality Agreement dated February 28, 2011 by and among Fushi Copperweld, Inc., its Special Committee and Abax Global Capital (Hong Kong) Limited

Exhibit 7.08	Joint Filing Agreement by and among the Reporting Persons, dated March 1, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:           March 1, 2011

Li Fu

/s/ Li Fu
Name: Li Fu

Wise Sun Investments Limited

By:	/s/ Li Fu
Name:	Li Fu
Title:	Director

AGC Asia 3 Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Upland Fund, LLC

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

Xiang Dong Yang

/s/ Xiang Dong Yang
Name:	Xiang Dong Yang